SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Thanksgiving Coffee Company, Inc.

(Name of the Issuer and Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

0000949852

(CIK Number Company)

Joan Katzeff

Chief Financial Officer

Thanksgiving Coffee Company, Inc.

19100 South Noyo Harbor Drive

Fort Bragg, CA 95437

(707) 964-0118

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:

John Katovich, Esq.

Cutting Edge Counsel

344 Thomas L Berkley Way

Oakland, CA 94612

(510) 834-4530 x101

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$55,403.04	$6.04

*

Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 83,944 shares of Common Stock for $0.66 per share in cash in lieu of issuing fractional shares of Common Stock to holders immediately after the proposed Reverse Stock Split.

**

The amount of the filing fee is calculated in accordance with Fee Rate Advisory #1 for Fiscal Year 2020 issued by the SEC, effective October 1, 2020, by multiplying the Transaction Value by 0.00010910.

☐

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13e-3 Transaction Statement (the "Transaction Statement") is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Thanksgiving Coffee Company, Inc., a California benefit corporation ("Thanksgiving" or the "Company").

The Company intends to hold a special meeting of its stockholders to consider amending the Company's Restated Certificate of Incorporation to effect a reverse stock split of the Company's common stock, no par value (the "Common Stock"). The Reverse Stock Split consists of a 1-to-200 reverse stock split (the "Reverse Stock Split") whereby stockholders owning any fractional shares of Common Stock following the Reverse Stock Split would have such shares cancelled and converted into the right to receive the cash consideration set forth herein (the “Repurchase Plan”). The Company’s Board of Directors (the “Board”) has recommended that the Company’s shareholders approve the Reverse Stock Split to increase the opportunities for attracting investment interest, reduce costs, including the number of record holders of Common Stock to less than 500, thereby allowing the Company to terminate the registration of the Common Stock pursuant to Section 12(g)(4)(a)(2) of the Exchange Act and the Company’s reporting obligations under the Exchange Act (the “Going Private Plan”).

This Transaction Statement is being filed with the SEC concurrently with an Information Statement (the "Information Statement") filed by the Company pursuant to Regulation 14C of the Exchange Act. The information contained in the Information Statement, including all appendices attached thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Information Statement.

ITEM 1. SUMMARY TERM SHEET.

The material terms of the Repurchase Plan are as follows:

●	The Reverse Stock Split of 1-to-200 of the Company’s Common Shares will have the effect of creating shareholders with fractional shares of Common Stock.
●	The Repurchase Plan provides for the repurchase of fractional shares from stockholders whose resulting share interest following the Reverse Stock Split contains fractional shares.
●	Current stockholders holding the resulting fractional shares of Common Stock will receive cash in lieu of their fractional shares.
●

The Company has received an outside expert valuation from Linkenheimer, LLP, using EBITDA and asset valuation models, which informed alternative prices per share, for which the higher price per share is to be used for the repurchase of the fractional shares.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)     Name and Address. The name of the subject company is Thanksgiving Coffee Company, Inc., a California benefit corporation (the "Company"), and the address and phone number of its principal executive offices are 19100 S. Harbor Drive, Fort Bragg, CA 95437; (707) 964-0118.

(b)     Securities. As of the close of business on January 1, 2021 (the most recent practicable date prior to the date of the Information Statement), there were 1,236,744 shares of Common Stock issued and outstanding.

(c)     Trading Market and Price. There currently does not exist a public trading market for the Company’s common stock. Over the years, there have been isolated and sporadic privately negotiated transactions in the Company’s shares.

(d)     Dividends. The Company has not at any time in its history declared or paid a dividend on its Common Stock.

(e)     Prior Public Offerings. Not applicable. The Company has not made an underwritten public offering of the Common Stock for cash during the three years preceding the filing of this Transaction Statement.

(f)     Prior Stock Purchases. Not applicable. The Company has not purchased any Common Stock during the two years preceding the filing of this Transaction Statement.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)     Name and Address. The Company is the filing person. The name, business address and business telephone number of the Company is provided in Item 2(a) above.

(b)     Business and Background of Entities. Not applicable.

(c)     Business and Background of Natural Persons. Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

(a)	Material Terms.
(i)

The Repurchase Plan will commence as soon as legally permissible, which may be as early as 30 days after the filing of the Schedule 13E-3 and will continue until the earlier of the closing of the Reverse Stock Split or March 31, 2021.

(ii)	The Reverse Stock Split of 1-to-200 of the Company’s Common Shares will have the effect of creating shareholders with fractional shares of Common Stock.
(iii)	Current stockholders holding the resulting fractional shares of Common Stock will receive cash in lieu of their fractional shares.
(iv)

The Company has received an outside expert valuation from Linkenheimer, LLP, using EBITDA and asset valuation models providing alternative prices per share, for which the higher price per share is to be used for the repurchase of the fractional shares.

(v)

Number of Shares Subject to Repurchase Plan. The Company may purchase fractional shares up to an aggregate total of eighty-three thousand, and forty-four (83,044) shares of Common Stock from 929 registered investors pursuant to the Repurchase Plan.

(b)     Different Terms. The information contained in the sections of the Schedule 14C Information Statement entitled "Description of the Reverse Stock Split” is incorporated herein by reference.

(c)	Appraisal Rights. Not applicable.

(d)	Provisions for Unaffiliated Security Holders. Not applicable.

(e)	Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Transactions. Not applicable.

(b)	Significant Corporate Events. Not applicable.

(c)	Negotiations or Contacts. Not applicable.

(e)	Agreements Involving the Subject Company's Securities. Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)    Use of Securities Acquired. Not applicable. The fractional shares of Common Stock being cashed out in connection with the Reverse Stock Split will be cancelled.

(c)    Plans. The Repurchase Plan will be implemented based upon the Company’s majority shareholder and board approval of the Reverse Stock Split and Going Private Plan. Other than the Going Private Plan, the Company does not currently have any plan or proposal to engage in any other transaction outside of the ordinary course of its business (including any merger, reorganization or sale of a material amount of its assets), or to change its management, dividend policy or corporate structure or business.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)     Purposes. The information contained in the section of the Information Statement entitled "Reverse Stock Split — Purpose of the Reverse Stock Split” is incorporated herein by reference.

(b)     Alternatives. The information contained in the section of the Information Statement entitled "Reverse Stock Split —Alternatives Considered by the Board of Directors" is incorporated herein by reference.

(c)     Reasons. The information contained in the section of the Information Statement entitled "Reverse Stock Split —Reasons for the Reverse Stock Split" is incorporated herein by reference.

(d)     Effects. The information contained in the sections of the Information Statement entitled "Reverse Stock Split —Effects of the Reverse Stock Split" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)     Fairness. None of the Company's directors dissented or abstained from voting on the Reverse Stock Split. The information contained in the sections of the Information Statement entitled "Additional Information Regarding the Reverse Stock Split —Fairness of the Reverse Stock Split" is incorporated herein by reference.

(b)     Factors Considered in Determining Fairness. The information contained in the section of the Information Statement entitled "Additional Information Regarding the Reverse Stock Split — Fairness of the Reverse Stock Split - Factors Considered in Determining Fairness of the Reverse Stock Split" is incorporated herein by reference.

(c)     Approval of Security Holders. The information contained in the section of the Information Statement entitled "Additional Information Regarding the Reverse Stock Split — Fairness of the Reverse Stock Split —Approval of Stockholders" is incorporated herein by reference.

(d)     Unaffiliated Representative. The information contained in the section of the Information Statement entitled "Additional Information Regarding the Reverse Stock Split — Persons Used to Make Recommendations to the Board of Directors,” and “Approval of the Proposals to Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split —Unaffiliated Representative" is incorporated herein by reference.

(e)     Approval of Directors. The information contained in the sections of the Information Statement entitled “Approval of the Proposals to Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split —Approval of Directors" is incorporated herein by reference.

(f)     Other Offers. Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)     Report, Opinion or Appraisal. The information contained in the section of the Information Statement entitled "Additional Information Regarding the Reverse Stock Split —Appraisal of Stock Valuation” and Appendix B to the Information Statement is incorporated herein by reference. The Linkenheimer, LLP ("Linkenheimer ") report to the Company including the attached share valuation models, dated October 14, 2020 (the "Share Valuation Report") is incorporated herein by reference, and is attached to this Transaction Statement as Exhibit (c)(1).

(b)     Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the section of the Information Statement entitled "Additional Information Regarding the Reverse Stock Split —Appraisal of Stock Valuation” and “Persons Used to Make Recommendations to the Board of Directors,” is incorporated herein by reference. This section includes a report from a special committee of the Company’s board of directors, dated December 10, 2020, entitled "Report to the Board of Directors – Going Private Plan" (the “Presentation”), which is incorporated herein by reference.

(c)     Availability of Documents. The full text of the Share Valuation Report and Presentation is attached as Appendix B to the Information Statement, and as Exhibit (c)(1) to this Transaction Statement. Copies of the Share Valuation Report and the Presentation will be made available for inspection and copying, during ordinary business hours at the Company's executive offices located at 19100 S. Harbor Drive, Fort Bragg, CA 95437, by any interested stockholder of the Company or any representative of the stockholder designated by the stockholder in writing. Upon written request, the Company will also furnish a copy of the Share Valuation Report and the Presentation to any interested stockholder of the Company or any representative designated by the stockholder in writing, at the expense of the requesting stockholder.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)     Source of Funds. The information contained in the section of the Information Statement entitled "Additional Information Regarding the Reverse Stock Split—Sources of Funds and Expenses" is incorporated herein by reference.

(b)     Conditions. Not applicable.

(c)     Expenses. The information contained in the section of the Information Statement entitled "Additional Information Regarding the Reverse Stock Split —Sources of Funds and Expenses" is incorporated herein by reference.

(d)     Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)     Securities Ownership. The information contained in the section of the Information Statement entitled "Actions to Be Taken—Interests of Certain Persons in Matters to Be Acted Upon" and — “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)     Securities Transactions. Neither the Company nor any of its directors or officers has effected any transaction in the Common Stock during the 60 days preceding the date of filing this Transaction Statement.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d)     Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections of the Information Statement entitled “Approval of the Proposals to Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split” and "Actions to Be Taken—Interests of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

(e)     Recommendations of Others. The information contained in the sections of the Information Statement entitled "Additional Information Regarding the Reverse Stock Split —Appraisal of Stock Valuation” and “Persons Used to Make Recommendations to the Board of Directors,” is incorporated herein by reference. This section includes a report from a special committee of the Company’s board of directors, dated December 10, 2020, entitled "Report to the Board of Directors – Going Private Plan" (the “Presentation”), which is incorporated herein by reference is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a)     Financial Information. The information contained in the section of the Information Statement entitled "Additional Information Regarding the Reverse Stock Split—Financial Information" and the financial statements included in Part IV, Item 15 of the Company's Annual Report on Form 10-K/A for the year ended December 31, 2019 filed with the SEC on October 26, 2020, and in Part I, Item 1 of the Company's Quarterly Report on Form 10-Q for the quarters ending March 31, 2020, June 30, 2020, and September 30, 2020, filed with the SEC on November 9, 2020, November 23, 2020, and December 18, 2020, respectively, are incorporated herein by reference. These financial statements are also attached as Appendix C to the Information Statement.

(b)     Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)     Solicitations or Recommendations. The information contained in the section of the Information Statement entitled "Additional Information Regarding the Reverse Stock Split—Financial Information"—Persons Used to Make Recommendation to the Board of Directors" is incorporated herein by reference.

(b)     Employees and Corporate Assets. The information contained in the section of the Information Statement entitled "Additional Information Regarding the Reverse Stock Split—Sources of Funds and Expenses" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(b) Other Material Information. The information contained in the Information Statement and all appendices attached thereto is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a)     Preliminary Information Statement including all appendices attached thereto (incorporated herein by reference to the Company's Preliminary Information Statement on Schedule 14C filed with the SEC on date this 13e-3 Schedule is filed).

(b)     None.

(c)      Linkenheimer’s Share Valuation Report to the Board of Directors, dated October 14, 2020. Special Committee Report to Board of Directors dated December 10, 2020, entitled "Report to the Board of Directors – Going Private Plan."

(d)     None

(e)     None.

(f)     The information contained in the section of the Information Statement entitled "Additional Information Regarding the Reverse Stock Split —Appraisal of Stock Valuation" is incorporated herein by reference.

(g)     None.

(h)     None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2021

Thanksgiving Coffee Company, Inc. By:

/s/ JOAN KATSEFF
Joan Katseff
Chief Financial Officer

QuickLinks

Calculation of Filing Fee

INTRODUCTION

ITEM 1. SUMMARY TERM SHEET.

ITEM 2. SUBJECT COMPANY INFORMATION.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

ITEM 4. TERMS OF THE TRANSACTION.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

ITEM 8. FAIRNESS OF THE TRANSACTION.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

ITEM 13. FINANCIAL STATEMENTS.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

ITEM 15. ADDITIONAL INFORMATION.

ITEM 16. EXHIBITS.

SIGNATURE